GIBSON, DUNN & CRUTCHER LLP
Lawyers
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS
____________
200 Park Avenue, New York, New York 10166-0193
(212) 351-4000
www.gibsondunn.com
egallardo@gibsondunn.com
February 24, 2009

Direct Dial	Client Matter No.
212-351-3847	92290-00025
Fax No.
212-351-5245
VIA FACSIMILE AND
EDGAR TRANSMISSION
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549-4561
Attn: Peggy Kim

Re:	Online Resources Corporation Preliminary Proxy Statement Filed February 13, 2009 by Tennenbaum Capital Partners, LLC et al. File No. 0-26123
Dear Ms. Kim:
          Reference is made to your letter, dated February 20, 2009 (the “Comment Letter”), setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), concerning the above-referenced filing (the “Proxy Statement”). On behalf of our client, Tennenbaum Capital Partners, LLC (“TCP”), we hereby submit TCP’s response to the Comment Letter.
          The numbered paragraphs and headings in this response letter correspond to the original numbered paragraphs and headings in the Comment Letter. For ease of reference, we have repeated the Staff’s comments in bold text preceding each of the responses.

          We have enclosed with this letter a marked copy of Amendment No. 1 to the Proxy Statement (“Amendment No. 1”), which was filed today by TCP via EDGAR, reflecting all changes to the Proxy Statement.
Preliminary Proxy Statement on Schedule 14A
1.	We note that this filing refers security holders to information expected to be contained in the company’s proxy statement for the annual meeting. We presume that the participants intend to rely upon Rule 14a-5(c) to fulfill certain disclosure obligations. Please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. If the participants determine to disseminate their proxy statement prior to the distribution of the company’s proxy statement, the participants must undertake to provide any omitted information to security holders in the form of a proxy supplement. Please advise as to the participants’ intent in this regard.

In response to the Staff’s comment, (i) TCP, (ii) Tennenbaum Opportunities Partners V, LP, (iii) Special Value Opportunities Fund, LLC, (iv) Special Value Expansion Fund, LLC, (v) Michael Leitner, (vi) Hugh Steven Wilson, (vii) John Dorman, (viii) Edward D. Horowitz and (ix) Bruce A. Jaffe (collectively, the “Participants”) advise the Staff that they currently expect to disseminate their proxy statement prior to distribution of the Company’s proxy statement. Accordingly, the Participants will prepare a proxy supplement that will contain any omitted information.

2.	We note that the participants own 22% of the total outstanding shares of common stock. Please furnish the information required by Item 405 of Regulation S-K. Refer to Item 7(b) of Schedule 14A.

The Proxy Statement has been revised in response to the Staff’s comment. Please see the revised disclosure under the heading “Section 16(a) Beneficial Ownership Reporting Compliance” beginning on page A-1 of Amendment No. 1.
Background and Reasons for the Solicitation, page 2
3.	We note your statement that you believe the board should “work proactively toward one or more consolidating transactions.” Please describe any specific transactions to which you are referring.

The Proxy Statement has been revised in response to the Staff’s comment. Please see the revised disclosure under the heading “Background and Reasons for the Solicitation” beginning on page 2 of Amendment No. 1.
Election of Directors, page 5
4.	We note that you may introduce substitute or additional nominees. Please revise to address whether any advance notice provisions affect your ability to designate other nominees. Further, we note that the shares represented by the blue proxy card will be voted for the substitute or additional nominees. Please note that we consider the existence of alternative nominees to be material to a security holder’s voting decision. Please advise as to why you believe you are permitted to use these proxies for the election of other unnamed nominees to be designated by you at a later date. Refer to Rule 14a-4(d)(1).

The Proxy Statement has been revised in response to the Staff’s comment. Please see the revised disclosure under the heading “Election of Directors” beginning on page 5 of Amendment No. 1. Additionally, the Participants advise the Staff that in the unlikely event that any additional person is nominated by the Participants as a result of any increase in the size of the current Board or increase in the number of directors whose terms expire at the annual meeting, then such person will be named and information regarding such person will be provided to stockholders in a proxy supplement disseminated at that time.
Solicitation of Proxies, page 7
5.	Fill in the blanks in this section.

The Proxy Statement has been revised in response to the Staff’s comment. Please see the revised disclosure under the heading “Solicitation of Proxies” beginning on page 7 of Amendment No. 1.
Information Contained in the Company Proxy Statement, page 7
6.	Please correct references to the 2010 annual meeting of stockholders to read 2009.

Rule 14a-5(e) requires disclosure of “[t]he deadline for submitting shareholder proposals for inclusion in the registrant’s proxy statement and form of proxy for the registrant’s next annual meeting” and “[t]he date after which notice of a shareholder proposal submitted outside the processes of Rule 14a-8 is considered untimely” (emphasis added). Given that the Proxy Statement relates to solicitations of proxies for the company’s 2009 annual meeting of stockholders, we believe that the references to the 2010 annual meeting of stockholders of the Company are appropriate.

7.	The nominees are participants in this solicitation and therefore are responsible for the reliability and completeness of the disclosures contained in this proxy statement, even if such disclosure has been derived from outside sources of information. Please remove the disclaimer in this section.

In response to the Staff’s comments, the Proxy Statement has been revised to remove the disclaimer. Please see the revised disclosure under the heading “Information Contained in the Company Proxy Statement” beginning on page 7 of Amendment No. 1.
Annex A
Interests of the Participants in the Solicitation, page A-1

8.	We note that you state that all of the shares held by the Funds are held of record by Cede & Co. Please note that Cede & Co. is not a holder of record; instead, each of the depositary’s accounts for which the securities are held is a single record holder. Refer to Question 152.01, Section 152. Rule 12g5-1, Exchange Act Rules, in the Division of Corporation Finance’s Compliance & Disclosure Interpretations. Please revise.

In response to the Staff’s comment, the Proxy Statement has been revised to eliminate references to Cede & Co. as holder of record of the shares. Please see the revised disclosure under the heading “Interests of the Participants in the Solicitation” beginning on page A-1 of Amendment No. 1.
Form of Proxy
9.	We note that you state that the proxy is being solicited by Tennenbaum Capital Partners, LLC. Please revise to indicate that the proxy is also being solicited by Tennenbaum Opportunities Partners V, LP, Special Value Expansion Fund, LLC, and Messrs. Michael Leitner, Hugh Steven Wilson, John Dorman, Edward Horowitz, and Bruce Jaffe. Refer to Rule 14a-4(a)(1).

The form of proxy card has been revised in response to the Staff’s comment.
*          *          *          *          *

          Attached as Exhibit A hereto please find the acknowledgment of the Participants requested in the Comment Letter.
          Please do not hesitate to contact me at 212-351-3847 if you have any questions or further comments. Thank you in advance for your prompt attention to this matter.

Sincerely,
/s/ Eduardo Gallardo
Eduardo Gallardo

cc:	Hugh Steven Wilson Tennenbaum Capital Partners, LLC

EXHIBIT A
ACKNOWLEDGMENT
          The undersigned acknowledges, on behalf of itself and all of the Participants, that (i) each of the Participants is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

TENNENBAUM CAPITAL PARTNERS, LLC
By:	/s/ Hugh Steven Wilson
Name:	Hugh Steven Wilson
Title:	Managing Partner